Exhibit 4.15

Spousal Consent Letter

To: Yixing Manxian Information Technology Co., Ltd.

I am Li Hou (ID No.:______________, the spouse of Hui Zhang, a shareholder of Nanjing Manyun Cold Chain Technology Co., Ltd. (the “Manyun Cold Chain”). Hui Zhang currently holds 7.5% of equity in Manyun Cold Chain. Manyun Cold Chain and your company signed the Exclusive Service Agreement on May 24, 2022. Manyun Cold Chain, shareholders of Manyun Cold Chain, and your company signed the Exclusive Option Agreement on May 24, 2022, signed the Power of Attorney on May 24, 2022, and signed the Equity Interest Pledge Agreement on May 24, 2022 (collectively referred to as the “Control Agreements”). Hui Zhang issued the Power of Attorney on May 24, 2022 (the “Power of Attorney”), in order to protect the benefits of your company in the control agreements, I hereby irrevocably make the following undertakings to your company:

1. I fully understand and agree to the above control agreements and the Power of Attorney signed by Hui Zhang. Such control agreements and the Power of Attorney are solely owned by Hui Zhang, who shall assume the relevant rights and obligations, and I do not enjoy nor assume any rights and obligations that stipulated or agreed;

2. I confirm that the equity of Manyun Cold Chain held by Hui Zhang and all the rights and interests attached to it are not the common property of myself and my spouse Hui Zhang;

3. I will not and shall not participate in the operation, management, liquidation, dissolution and other business of Manyun Cold Chain in the future, and will not claim any rights and interests related to the equity and assets of Manyun Cold Chain; my spouse Hui Zhang can independently make any decision related to Manyun Cold Chain, and its effect will not be limited or affected by my decision, even if I and my spouse Hui Zhang are divorced;

4. In order to protect Manyun Cold Chain’s equity under the structural contract and achieve the purpose involved, if I need to sign the relevant documents or perform the relevant procedures with regard to the held equity of Manyun Cold Chain or the fulfillment of the control agreements, I hereby authorize my spouse Hui Zhang from time to time to sign all necessary documents or perform all necessary procedures for me and on my behalf, and I hereby confirm and agree all the relevant documents signed or procedures performed by my spouse Hui Zhang;

5. My confirmation, consent, undertakings and authorization in this letter will not be revoked, damaged, invalidated or otherwise adversely affected by Manyun Cold Chain’s registered capital increase, decrease, bankruptcy, reorganization, merger, division, shareholder change or other similar events, and will not be revoked, damaged, invalidated or otherwise adversely affected by my loss of capacity for civil conduct, demise, qualification loss of spouse, divorce or other similar events.

I signed this Spousal Consent Letter on May 24, 2022, and this Spousal Consent Letter, after signed by me, will take effect on the date when the control agreements come into force.

(Signature page to Spousal Consent Letter)

By:	/s/ Li Hou
Name:	Li Hou